SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )1

Dorian LPG Ltd.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

258233108

(CUSIP Number)

Kensico Capital Management Corp.

55 Railroad Avenue, 2nd Floor

Greenwich, CT 06830

Attn: Joseph Signorile

Tel: (203) 862-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258233108

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corp.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC; OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,014,837
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,014,837
11.	Aggregate amount beneficially owned by each reporting person 8,014,837
12.	Check box if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 14.03% *
14.	Type of reporting person CO, IA

*	Based on approximately 57,128,494 shares of Common Stock outstanding as of May 22, 2014, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 21, 2014.

CUSIP No. 258233108

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC; OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,014,837
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,014,837
11.	Aggregate amount beneficially owned by each reporting person 8,014,837
12.	Check box if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 14.03% *
14.	Type of reporting person IN, HC

*	Based on approximately 57,128,494 shares of Common Stock outstanding as of May 22, 2014, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 21, 2014.

CUSIP No. 258233108

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael B. Lowenstein
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC; OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,014,837
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,014,837
11.	Aggregate amount beneficially owned by each reporting person 8,014,837
12.	Check box if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 14.03% *
14.	Type of reporting person IN, HC

*	Based on approximately 57,128,494 shares of Common Stock outstanding as of May 22, 2014, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 21, 2014.

CUSIP No. 258233108

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Common Stock of Dorian LPG Ltd. (the “Issuer”). The Issuer’s principal executive office is located at 27 Signal Road, Stamford, Connecticut 06902.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Kensico Capital Management Corp., a Delaware corporation (“KCM”), Thomas J. Coleman and Michael B. Lowenstein (each, a “Reporting Person” and together, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit A. However, the filing of this Statement shall not be construed as an admission that the Reporting Persons are part of a group, or have agreed to act as part of a group.

(b)-(c) The principal business of KCM is to provide investment management services to certain affiliated funds, including Kensico Partners, L.P., a Delaware limited partnership (“Kensico Partners”), Kensico Associates, L.P., a Delaware limited partnership (“Kensico Associates”), Kensico Offshore Fund Master, Ltd., an exempted company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore”), and Kensico Offshore Fund II Master, Ltd., an exempted company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore II”) (collectively, the “Funds”). Kensico Capital, LLC a Delaware limited liability company (“Kensico Capital”) serves as General Partner of Kensico Partners and Kensico Associates. Mr. Coleman, who is a director of the Issuer, and Mr. Lowenstein are Co-Presidents of KCM and Managing Members of Kensico Capital. The principal business address of each of the entities and individuals named in this Item 2 is 55 Railroad Avenue, 2nd Floor, Greenwich, CT 06830.

(d)-(e) During the last five years, none of the Reporting Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Issuer completed its initial public offering of Common Stock (the “IPO”) on May 8, 2014. Prior to the IPO, the Reporting Persons collectively owned 4,592,172 shares of the Issuer’s Common Stock, acquired in private transactions in 2013. The source of funds for such purchases was the working capital, or funds available for investment (which may at any given time include funds borrowed from the Funds’ prime brokers in the ordinary course of business in the Funds’ respective margin accounts) of the Funds.

On May 30, 2014, KCM entered into an agreement (the “Share Exchange Agreement”) with Scorpio Tankers Inc. (“Scorpio”) pursuant to which KCM agreed to transfer 7,500,000 shares of Scorpio’s common stock to Scorpio in exchange for 3,422,665 shares of the Issuer’s Common Stock. The number of shares to be exchanged was determined based on a share price of $19.59 for the Issuer’s Common Stock and a per share price of $8.94 for Scopio’s common shares, which are listed on the New York Stock Exchange under the symbol “STNG”. The Share Exchange Agreement is subject to negotiation of final transaction documents and ordinary closing conditions, in addition to the condition that the parties use commercially reasonable best efforts to consummate the closing no later than June 30, 2014.

CUSIP No. 258233108

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the subject shares of Common Stock in the ordinary course of business. Representatives of the Reporting Persons may engage in discussions from time to time with the Board of Directors and management of the Issuer, other stockholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons and their representatives reserve the right to join together with others to engage the Issuer, other stockholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, developments and conditions in the Issuer’s industry, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, the Reporting Persons reserve the right to join together with others to, in the future, take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing, or entering into agreements to purchase, additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, entering into non-disclosure agreements, entering into transactions or agreements concerning control of the issuer, entering into agreements in connection with performing due diligence with respect to the Issuer, including but not limited to selling, or entering into agreements to sell, some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions or agreements with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Schedule 13D.

(b) KCM, in its capacity as investment manager to the Funds, has the power to vote or direct the vote and to dispose or direct the disposition of the Common Stock beneficially owned by the Funds, and by virtue of Mr. Coleman’s and Mr. Lowenstein’s respective positions as Co-Presidents of KCM, they may be deemed to share such voting and dispositive power over the Common Stock beneficially owned by the Funds with one another and with KCM.

(c) Except with respect to the acquisition of Common Stock acquired in connection with the Share Exchange Agreement, as more fully described in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 258233108

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are party to a registration rights agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to provide demand and piggyback registration rights in respect of the shares of Common Stock.

The Reporting Persons entered into a lock-up agreement with the underwriters in the IPO (the “Lock-up Agreement”), dated April 24, 2014, pursuant to which the Reporting Persons generally agreed, subject to certain exceptions, with respect to Common Stock, not to offer, pledge, sell, announce the intention to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of, directly or indirectly, any of the Common Stock or securities convertible into or exercisable or exchangeable for any Common Stock, or enter into a transaction which would have the same effect, for a period of 180 days from May 7, 2014 without the prior written consent of the underwriters in the IPO.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A – Joint Filing Agreement

Exhibit B – Form of Registration Rights Agreement, by and between the Issuer and KCM (incorporated by reference to Exhibit 10.20 to the Form F-1/A, filed by the Issuer on May 2, 2014).

Exhibit C – Form of Lock-up Agreement, Exhibit A to the Underwriting Agreement between the Issuer and the Representatives of the several Underwriters (incorporated by reference to Exhibit 1.1 to the Form F-1/A, filed by the Issuer on May 2, 2014).

CUSIP No. 258233108

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2014

KENSICO CAPITAL MANAGEMENT CORP.

By:	/s/ Thomas J. Coleman
Authorized Signatory

THOMAS J. COLEMAN

/s/ Thomas J. Coleman

MICHAEL B. LOWENSTEIN

/s/ Michael B. Lowenstein

CUSIP No. 258233108

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 6, 2014

KENSICO CAPITAL MANAGEMENT CORP.

By:	/s/ Thomas J. Coleman
Authorized Signatory

THOMAS J. COLEMAN

/s/ Thomas J. Coleman

MICHAEL B. LOWENSTEIN

/s/ Michael B. Lowenstein

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